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                             November 16, 2023

       Mark Ragosa
       Senior Vice President and Chief Financial Officer
       Kiniksa Pharmaceuticals, Ltd.
       Clarendon House
       2 Church Street
       Hamilton HM11, Bermuda

                                                        Re: Kiniksa
Pharmaceuticals, Ltd.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed March 2, 2023
                                                            File No. 001-38492

       Dear Mark Ragosa:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Notes to Consolidated Financial Statements
       14. Income Taxes, page F-39

   1.                                                   In 2021 and 2022, you
completed intra-entity asset transfers to Kiniksa UK that resulted in a $185.5 million tax
benefit in 2022. Please provide us a summarized analysis supporting your accounting
treatment for these transactions, including key terms governing each transfer of
intellectual property, the nature and amount of consideration paid by Kiniksa
                                                        UK and relevant tax
regulations. Describe and quantify the methods and key assumptions that you used to
determine fair values for the transferred assets. Explain your basis for not recognizing a
taxable gain corresponding to the stepped-up tax basis arising from these transactions.
Refer us to the technical guidance upon which you relied. Please provide us with
proposed disclosure to be included in future filings. In addition, provide us with copies of the
supporting Asset Transfer Agreements.
 Mark Ragosa
Kiniksa Pharmaceuticals, Ltd.
November 16, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Wyman at 202-551-3660 or Ibolya Ignat at 202-551-3636 with any questions.



                                                          Sincerely,
FirstName LastNameMark Ragosa
                                                          Division of
Corporation Finance
Comapany NameKiniksa Pharmaceuticals, Ltd.
                                                          Office of Life
Sciences
November 16, 2023 Page 2
cc:       Maddy Zeylikman
FirstName LastName